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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21379

                           NOTIFICATION OF LATE FILING

(Check One):

/X/ Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F    [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended:   JULY 29, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
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      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: SELECTED FINANCIAL DATA; MANAGEMENT DISCUSSION & ANALYSIS; AND FINANCIAL STATEMENTS


                                     PART I
                               REGISTRANT INFORMATION

Full name of registrant:  COMMUNITY DISTRIBUTORS, INC.; CDI GROUP, INC.
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Former name if applicable:  N/A
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Address of principal executive office (Street and number): 800 COTTONTAIL LANE
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City, state and zip code:  SOMERSET, NJ 08873
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b). the following should be completed. (Check box if appropriate.)

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            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on
   /X/ or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


               The Registrant requires additional time to prepare the Registrant's financial statements and management discussion and analysis to be included in the Annual Report on Form 10-K for the year ended July 29, 2000 to be filed by the Registrant. As a result of implementing a new physical inventory methodology in conjunction with a new perpetual inventory system, the Registrant has encountered difficulties in reconciling the results of inventory counts to financial control accounts. The Registrant is completing supplemental physical inventories and analyses of accounts payable activities in order to finalize its financial statements. Accordingly, the Registrant has filed this extension request regarding its Form 10-K for the fiscal year ended July 29, 2000.



                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        TODD PLUYMERS                              (732) 748-8900
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            (Name)                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  /X/ Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  /X/ Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and. if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See attached.

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                  COMMUNITY DISTRIBUTORS, INC.; CDI GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 10/27/00                By /s/ Todd H. Pluymers
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           INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed . or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549. in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                          ATTACHMENT TO PART IV, ITEM 3


The Registrant has requested an extension of time to file its Annual Report on Form 10-K for the fiscal year ended July 29, 2000 while it completes supplemental physical inventory procedures and reconciliations of inventory and accounts payable financial control accounts. The results of these activities may have a significant impact on the Registrant's results of operations to be reported, however, such impact can not be determined until these activities are concluded.